Exhibit 99.1

Studio 3 Partners LLC
Financial Statements
September 30, 2013 and 2012

Studio 3 Partners LLC
Index
September 30, 2013 and 2012

Page(s)
Report of Independent Registered Public Accounting Firm..................................................................................    1
Financial Statements

Notes to the Financial Statements.............................................................................................................................6-9

Report of Independent Registered Public Accounting Firm

To the Board and Members of
Studio 3 Partners LLC

In our opinion, the accompanying balance sheets and the related statements of operations, changes in Members’ equity and cash flows present fairly, in all material respects, the financial position of Studio 3 Partners LLC at September 30, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York
December 23, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Studio 3 Partners LLC
Balance Sheets
September 30, 2013 and 2012

	September 30,	September 30,
(in thousands)	2013	2012

Assets
Current assets
Cash and cash equivalents	$17,160	$44,233
Program rights	110,731	109,585
Accounts receivable, net	30,868	29,551
Prepaid expenses and other assets	10,878	11,408
Total current assets	169,637	194,777

Non-current assets
Program rights, net	234,151	172,495
Total assets	$403,788	$367,272

Liabilities and Members' Equity
Current liabilities
Accounts payable and accrued liabilities	$13,643	$14,337
Program rights obligations due to related parties	80,732	79,599
Other program rights obligations	989	2,313
Deferred revenue	30,063	35,000
Total current liabilities	125,427	131,249

Non-current liabilities
Program rights obligations due to related parties	6,588	7,260
Other program rights obligations	170	394
Accrued liabilities	2,250	1,667
Deferred revenue	3,853	—
Total liabilities	138,288	140,570

Commitments and contingencies (Note 5)

Members' equity
Members' equity interests	258,354	258,354
Retained earnings (accumulated deficit)	7,146	(31,652)
Total Members' equity	265,500	226,702
Total liabilities and Members' equity	$403,788	$367,272
The accompanying notes are an integral part of these financial statements.

Studio 3 Partners LLC
Statements of Operations
Years Ended September 30, 2013, September 30, 2012 and September 30, 2011

	Year Ended	Year Ended	Year Ended
	September 30,	September 30,	September 30,
(in thousands)	2013	2012	2011

Revenues	$339,603	$337,862	$313,269

Expenses
Operating expenses (including related party
programming expense of $192,953, $196,024 and
$189,473, respectively)	233,718	237,383	218,565
Selling, general and administrative expenses
(including related party service fees of $16,899,
$16,565 and $16,137, respectively)	22,301	23,776	21,974
Total expenses	256,019	261,159	240,539
Operating income	83,584	76,703	72,730
Interest income	7	10	12
Income before income tax benefit	83,591	76,713	72,742
Income tax benefit	207	—	—
Net income	$83,798	$76,713	$72,742

The accompanying notes are an integral part of these financial statements.

Studio 3 Partners LLC
Statements of Cash Flows
Years Ended September 30, 2013, September 30, 2012 and September 30, 2011

	Year Ended	Year Ended	Year Ended
	September 30,	September 30,	September 30,
(in thousands)	2013	2012	2011

Cash flows from operating activities
Net income	$83,798	$76,713	$72,742
Adjustments to reconcile net income to net cash provided by operating activities
Programming amortization	200,965	207,140	193,542
Changes in assets and liabilities
Program rights, net	(264,854)	(255,978)	(231,974)
Accounts receivable	(1,317)	(12,807)	(10,179)
Prepaid expenses and other assets	530	(8,794)	(2,399)
Accrued liabilities	(111)	6,265	5,530
Deferred revenue	(1,084)	(11,667)	9,977

Net cash provided by operating activities	17,927	872	37,239

Cash flows from financing activities
Cash distributions to Members	(45,000)	—	—
Net cash used in financing activities	(45,000)	—	—
(Decrease) / increase in cash and cash equivalents	(27,073)	872	37,239

Cash and cash equivalents
Beginning of period	44,233	43,361	6,122
End of period	$17,160	$44,233	$43,361

The accompanying notes are an integral part of these financial statements.

Studio 3 Partners LLC
Statements of Changes in Members' Equity
Years Ended September 30, 2013, September 30, 2012 and September 30, 2011

		Retained
	Members'	Earnings	Total
	Equity	(Accumulated	Members'
(in thousands)	Interests	Deficit)	Equity

Balance at September 30, 2010	$258,354	$(181,107)	$77,247
Net income	—	72,742	72,742
Balance at September 30, 2011	258,354	(108,365)	149,989
Net income	—	76,713	76,713
Balance at September 30, 2012	258,354	(31,652)	226,702
Members' distributions	—	(45,000)	(45,000)
Net income	—	83,798	83,798
Balance at September 30, 2013	$258,354	$7,146	$265,500

The accompanying notes are an integral part of these financial statements.

Studio 3 Partners LLC
Notes to Financial Statements
September 30, 2013 and 2012

1.	Description of Business

Studio 3 Partners LLC (“Studio 3” or “the Company”), was formed pursuant to a Limited Liability Agreement dated April 18, 2008, between Viacom Inc. and its wholly owned subsidiary Paramount Pictures Corporation, Metro-Goldwyn-Mayer Studios Inc., and Lions Gate Films Inc. (collectively, the “Members”). The Company began operations immediately following its formation. The Company operates a premium Pay TV cable and satellite service, branded as “EPIX”, which currently exhibits recent feature film content and classic library titles, primarily licensed from the Members’ film studios as well as other content from third parties, and original documentaries, comedy, specials and music events. The service is sold to multichannel television and/or digital distributors for distribution as linear television, subscription video on demand and online services and is currently available in the United States, the District of Columbia, Puerto Rico and Bermuda. EPIX launched in October 2009 as the first multiplatform premium network with online accessibility for subscribers through Epix.com and pioneered the development of TV Everywhere for American consumers. EPIX was the first premium network to launch on Xbox consoles, first on Sony PlayStation 3 and PlayStation 4, first on Android tablets and phones, first on Roku players and is available to authenticated subscribers on hundreds of devices including Apple iPads and iPhones.
Subsequent Events
The Company has performed an evaluation of subsequent events through December 23, 2013, the date of issuance of the financial statements.

2.	Summary of Significant Accounting Policies

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.
Revenue Recognition
Revenues from cable and satellite affiliate fees related to the Company’s cable programming services are recognized as services are provided.
Revenues from the licensing of content to digital distributors are recognized upon availability for airing by the licensee. Certain of the Company’s contracts with digital distributors include requirements for a minimum number of feature film titles to be provided over contract intervals, as well as other performance commitments. Recognition of revenues subject to these commitments is deferred until such performance obligations are satisfied. As of September 30, 2013 and 2012, the Company’s deferred revenue balance was $33.9 million and $35.0 million, respectively.
Five customers accounted for approximately 92% of total revenue for the year ended September 30, 2013, of which four accounted for greater than 10% of total revenue. One customer accounted for 44% of total revenue (63% and 70% in 2012 and 2011, respectively). These five customers also accounted for approximately 89% of accounts receivable, net as of September 30, 2013 (84% as of September 30, 2012).

Studio 3 Partners LLC
Notes to Financial Statements
September 30, 2013 and 2012

Program Rights
The Company acquires rights to exhibit programming on various distribution platforms through contractual license agreements. These program rights are stated at the lower of cost, less accumulated amortization, or net realizable value. Net realizable value of acquired programming rights is evaluated by the Company on a daypart basis, which is defined as an aggregation of programs of a similar type.
Program rights and related liabilities are recorded when the license period begins, the cost of the program is determinable, and the program is accepted and available for airing.
The cost of a program is allocated between digital and linear television rights. Digital rights are amortized in accordance with the ratio of current period to estimated total revenues to be generated from the digital exploitation of the programming. Linear television rights are amortized on a program-by-program basis over the license term based on the actual airings of the program as a percentage of the total expected airings of the program through the term of the license agreement. Program rights are classified as current if the asset is to be amortized within the next year.
Advertising Costs
Advertising costs are expensed as incurred. The Company incurred total advertising costs of $6.4 million, $7.5 million and $1.8 million in 2013, 2012 and 2011, respectively.
Income Taxes
The Company is taxed as a partnership for federal and state/local income tax purposes and, therefore, the Company is generally not subject to income tax at the federal and state/local levels. Instead, the Company’s Members are taxed on their allocable share of the Company’s income. However, the Company is subject to certain local taxes including the New York City Unincorporated Business Tax.
The Company generated net operating losses from inception through September 30, 2010 and established deferred tax assets with full valuation allowances in each of those years. A valuation allowance for deferred tax assets is established if it is more likely than not that a deferred tax asset will not be realized. In 2011 and 2012 net operating loss carryforwards were utilized to offset income tax expense related to income earned in those periods, while the remaining deferred tax assets continued to be offset by valuation allowances. In light of the Company’s continued profitability in the current year and the existence of committed revenue contracts in place, the Company concluded there was sufficient assurance of future sources of taxable income to realize the full benefit of the net deferred tax assets during the year ended September 30, 2013. As a result, the Company released a valuation allowance of $1.5 million during the year which offset 2013 New York Unincorporated Business Tax expense of $1.3 million to result in a net tax benefit of $0.2 million recognized in 2013.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates to ensure that they accurately reflect the best information available to the Company. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying financial statements include the estimate of total revenues to be generated from the exploitation of programming.

Studio 3 Partners LLC
Notes to Financial Statements
September 30, 2013 and 2012

3.	Related Party Transactions

The Company engages in various business relationships with certain Members and their affiliates. The nature and amounts of the significant transactions are disclosed below.
The Company and each of the Members have entered into related party licensing agreements whereby the Company licenses pay television exhibition rights and digital distribution rights from the Members. The per title cost payable by the Company to each Member for titles released between 2008 through 2016 is calculated via a contractually determined formula driven by a title’s domestic box office performance. On an annual basis, the Company is committed to license up to 20 newly released titles per Member through December 31, 2016 based on the terms of the licensing agreements. For the years ended 2013, 2012 and 2011, the Company recognized $193.0 million, $196.0 million, and $189.5 million of related party programming expense, respectively. At September 30, 2013 and 2012, the Company held related party program rights of $338.1 million and $277.6 million, and had related party program rights obligations of $87.3 million and $86.9 million pursuant to the licensing of these rights, respectively.
The Company entered into a service agreement with a wholly owned subsidiary of Viacom Inc., effective the date the Company was formed. The agreement is effective for the period through December 31, 2016. The fees associated with the services agreement, which are contractually stipulated and disclosed parenthetically in the Statements of Operations, are incurred for signal transmission, technical maintenance, rent, legal services and various other selling, general and administrative support services.

4.	Members’ Interests

Upon formation of the Company on April 18, 2008, the Company allocated 100% of the equity interests in Studio 3 Partners LLC in return for committed Member funding contributions. The percentage of equity interest owned by each of the Members is determined based upon the proportion of the total contribution made by each Member to the aggregate contributions made by all Members.
The Company distributed $45 million to the Members on April 4, 2013. There were no Member distributions during the years ended September 30, 2012 and September 30, 2011, respectively. At September 30, 2013 and 2012 the ownership interest in the Company was as follows:

(in thousands)	2013	2012

Metro-Goldwyn-Mayer Studios Inc.	19.09%	19.09%
Lions Gate Films Inc.	31.15	31.15
Viacom Inc. and affiliates	49.76	49.76
	100.00%	100.00%
The Company is governed by a Board which is comprised of two representatives from each of the Members. Each Member’s representatives must vote together and each Member’s representatives collectively have one vote.

Studio 3 Partners LLC
Notes to Financial Statements
September 30, 2013 and 2012

5.	Commitments and Contingencies

The Company’s commitments primarily consist of commitments to purchase program rights from the Members and other third parties for the period through December 31, 2016 and related party service fee commitments through December 31, 2016. These arrangements result from the Company’s ordinary course of business and represent obligations that are payable over several years.
At September 30, 2013, the Company had recorded on the balance sheet program rights obligations of $88.5 million and held off balance sheet program rights obligations of approximately $190.7 million, which include all titles that have been released theatrically through December 23, 2013. New theatrically released programming commitments beyond December 23, 2013 cannot be reasonably estimated at this time as the titles have not yet been released. The Company also held off balance sheet service agreement obligations of $58.3 million.
Expected annual payments relating to Company’s programming and services agreement are as follows:

(in thousands)

2014	$219,051
2015	82,043
2016	25,635
2017	10,405
2018	332
$337,466